THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax
* Licensed in NJ
(732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

January 24, 2007

VIA EDGAR
Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 8 to Registration Statement on Form 10-12(g)
Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated January 18, 2007 (the “Comment Letter”), to Amendment No. 7 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on January 10, 2007, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 8 to the Registration Statement with the SEC today (“Amendment No. 8”). A copy of Amendment No. 8, marked to show changes from Amendment No. 7, accompanies this letter.

Also, as requested in the Comment Letter, attached please find the Company’s acknowledgment in connection with the Registration Statement.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Bill Meyler - Meyler & Company, LLC Robert Boyle - Meyler & Company, LLC

Financial Statements

Note A - Restatements, page F-7

1.
Please refer to your response to prior comment 1 in which you state that you have not restated your financial statements to record the shares issued for legal services utilizing the fair value of the equity instruments issued because you believe the value of the services is more measurable. We disagree with your conclusion for the reasons set forth in our previous comment letter and continue to believe that the best evidence of fair value is market traces between unrelated third parties. Please revise to record the shares issued for legal services at the fair value of the equity instruments issued.

The Company has complied with the Staff’s comment. The Company believes that the determination of whether the value of the services received from non-employees or the value of the equity instruments issued to non-employees is the most appropriate measurement requires judgment based upon the circumstances. While the Company believes that the value of the services received is measurable based upon the enumeration received from the non-employees, the Company acknowledges that the value of the shares issued is also measurable based upon the “Pink Sheet” trading prices on the date the shares were authorized. Based upon your letter of January 18, 2007, the Company has restated its financial statements to record the value of the services at the “Pink Sheet” value on the date of authorization. This change resulted in a $285,000 increase in Prepaid expenses and Additional paid-in capital at December 31, 2005. The Company has also restated the March, June and September 2006 periods to reflect the amortization of this increase in prepaid expenses by recording amortization of $144,000, $24,000 and $48,000 in March, June and September 2006, respectively.

2.
Please revise this note to provide an expanded discussion of the nature of each issue that resulted in a restatement to your financial statements. Similarly, revise the forepart of the Results of Operations section of MD&A, including quantification of the effects of your restatements on prior reported financial statements.

The Company has complied with the Staff’s comment. Company has expanded its discussion of the restatements in Note A of the financial statements and included a discussion of the restatements in the forepart of the Results of Operations section of the Management Discussion and Analysis.

ACKNOWLEDGEMENT

I, Roman Price, as the President, Chief Executive Officer and Chairman of the Board of Ultitek, Ltd., a Nevada corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Registration Statement on Form 10-SB (File No.0-5189), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 24th day of January 2007.

ULTITEK, LTD.

By:	/s/ ROMAN PRICE
Name: Roman Price
Title: President, CEO and Chairman